Exhibit 16.2

June 3, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by American Express Financial Corporation (Ameriprise Financial, Inc.) (the "Company"), which we understand will be filed with the Commission, pursuant to Item 14 of Form 10, as part of the Company's filing on Form 10. We agree with the portion of the fourth sentence of the second paragraph related to the future engagement of PricewaterhouseCoopers LLP, the second sentence of the fifth paragraph, the portion of the first sentence of the fifth paragraph related to the dismissal of PricewaterhouseCoopers LLP and the sixth paragraph. We have no basis, however, to agree or disagree with the other statements of the registrant contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota